October 19, 2023

Division of Corporate Finance
Office of Crypto Assets
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:     Greenidge Generation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31. 2023
Form 10-Q for the Period Ending March 31, 2023
Filed May 15. 2023
File No. 001-40808

Dear Mr. Irving:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter, dated August 25, 2023, to Mr. Bob Loughran, Chief Financial Officer of Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”).

The Staff comments are repeated below in italics and are followed by the Company’s responses.

Form 10-K for the Years Ended December 31, 2022 and 2021

Consolidated Statements of Cash Flows, page F-6

Comment 1

1. We note your response to prior comment 4, specifically your assertion that you "generally convert the cryptocurrency earned into U.S. dollars in a relatively short period of time." We also note from your response to prior comment 7 that 1) you receive your compensation in the form of bitcoin the day following the one-day contract and or one day from the date earned, 2) the significant majority of crypto currency received (bitcoin) from pool operators is sold within minutes of receipt and 3) that the remaining bitcoin received from pool operators is liquidated utilizing a standard bitcoin reference price from the day subsequent to the date earned. Please address the following:

•Confirm to us and clarify in future filings that all crytocurrency earned is received the day following the one-day contract and or one day from when it is earned;
•For cryptocurrency received from mining not sold within minutes of receipt, confirm the remaining crytocurrency received is sold within one day of receipt and or one day from earned;
•Tell us if you have a set time daily for which the remaining crytocurrency is sold and your average holding period for the periods presented; and
•Confirm that you only receive crytocurrency revenue from your mining pool operations.

Response 1

We confirm that as of March 31, 2023, our cryptocurrency rewards are received from our pool operator customers the day following the one-day contract and hence the day following when it was earned. Prior to March 31, 2023, a portion of our hashrate was delivered to a pool operator customer that did not transact cryptocurrency rewards on weekends and holidays but would instead accrue such rewards payable to us each day following the day when they were earned. As a result, we would regularly receive cryptocurrency rewards attributable to hashrate delivered during days affected by weekends and holidays on the next subsequent business day. For example, as it relates to a typical weekend, rewards attributable to hashrate delivered on Friday, Saturday and Sunday would be received on the Monday immediately following. Notwithstanding the timing of receipt of rewards, the exchange price we received for our cryptocurrency rewards was based the day on which the rewards were earned and accrued, regardless of whether that occurred on a weekday, weekend, or holiday. Therefore, we do not consider this delay in receiving the reward proceeds to be a material fact, as our economics under the arrangement were consistent with the pool operators that transfer rewards during weekends and holidays.

We use two (2) different platforms for the sale of the bitcoin rewards. Platform 1 has an automated process that places sell orders for the bitcoin rewards as soon as they are received from the pool each day, and therefore the bitcoin is sold within minutes of receipt. Platform 2 has a contract in place in which the liquidator is responsible for selling the rewards at a standard reference price for that day as of 4pm (GMT). No action is required by the Company on a daily basis to execute the bitcoin sales. Generally, our holding period for the bitcoin received each day is at most a few hours, with the exception being that for the second platform there are no sales on weekends or bank holidays so the mining rewards for Fridays, Saturdays, and days preceding holidays are liquidated on the immediately following business day, however, we still receive the standard reference price as if it was liquidated on the day of receipt. We only receive cryptocurrency revenue from our mining pool operators as part of mining pool operations.

We plan to enhance our Summary of Significant Account Policies footnote beginning with our September 30th Form 10Q as follows:

“Providing computing power for digital asset transaction verification services is a part of Greenidge’s ordinary operating activities. The provision of such computing power is the only performance obligation in Greenidge’s contracts with mining pool operators. The cryptocurrency that Greenidge receives as transaction consideration is noncash consideration, which Greenidge measures at fair value on the date received at the liquidation price received in the sale of the bitcoin reward, which is not materially different than the fair value at the contract inception or the time Greenidge has earned the award from the pools. The awards are received each day for the previous day’s revenue and are automatically sold shortly after receipt. The consideration is all variable based on the amount of computing power provided by Greenidge and the total network hash rate.”

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies, page F-7

2. We note your response to prior comment 9 and your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under
ASC 820-10-35-5. As CoinMarketCap also separately displays pricing information from individual exchanges/trading platforms, please tell us whether one of the individual exchanges/trading platforms displayed on CoinMarketCap is your principal or most advantageous market. If so revise your disclosure to identify this specific market. If not, revise your accounting and disclosure to identify the single exchange/trading platform that is your principal or most advantageous market for each digital asset you hold or held.
Regardless, tell us how you identified these single markets for each digital asset as your principal or most advantageous markets.

We note that as a general policy we do not hold material amounts of digital assets as custodial assets, and as of June 30, 2023, we have sold all digital assets previously held. Prior to selling the remaining legacy digital assets held, we assessed the assets for impairment in accordance with ASC 350-Intangibles – Goodwill and Other. The digital assets were held with a custodian who also provides a trading platform that allows the custodian, when we issue a sell order, to sell the digital assets for us through various exchanges available to it. Overall, our primary market for selling digital assets, including our daily mining revenue, is considered to be the exchange platforms currently in use, as described above in our Response 1. These exchanges that could be utilized to sell digital assets do not provide historical daily high and low price data; therefore, we do not believe that it is practical to utilize the exchange data for the purposes of the digital asset impairment test, as only historical closing prices are available, which would not be appropriate for the purposes of the impairment test. The CoinMarketCap data we believe provides a reasonable approximation of the exchange data that would represent our principal market if the digital assets were to be sold for the purposes of an impairment test.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (603) 531-8659.

Sincerely,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer, Greenidge Generation Holdings Inc.

cc: Michelle Miller, United States Securities & Exchange Commission
David Anderson, Chief Executive Officer, Greenidge Generation Holdings Inc.
Isaac Peace, Engagement Partner, Armanino LLP
Leah Gonzales, MaloneBaileyLLP